SECURITIES AND EXCHANGE COMMISSION
                              WASHIGNTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number 0-22580

     (Check one)

     [X]   Form 10-K and Form 10-KSB      [ ]   Form 11-K

     [ ]   Form 20-F     [ ]   Form 10-Q and Form 10-QSB     [ ]  Form N-SAR

     For period ended December 31, 1998

     [ ]   Transition Report on Form 10-K and Form 10-KSB

     [ ]   Transition Report on Form 20-F

     [ ]   Transition Report on Form 11-K

     [ ]   Transition Report on Form 10-Q and Form 10-QSB

     [ ]   Transition Report on Form N-SAR

     For the transition period ended

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                                    JPE, Inc.
                            (Full name of registrant)

                                       N/A
                           (Former name if applicable)

                         775 Technology Drive, Suite 200
           (Address of principal executive office (street and number))

                            Ann Arbor, Michigan 48108
                           (City, state and zip code)

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [X]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
     [X]


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

          JPE, Inc., the registrant, had six operating subsidiaries. During 1998, two of its subsidiaries filed for protection under Chapter 11 of the Federal Bankruptcy Code, and its Canadian subsidiary had an Interim Receiver appointed under the Bankruptcy and Insolvency Act of Canada. Subsequent to year-end, the assets of the Canadian subsidiary were sold and a plan of reorganization was filed for the two subsidiaries with the U.S. Bankruptcy Court. In addition, JPE sold the stock of another subsidiary (not in bankruptcy) on March 26, 1999. These transactions require complex disclosures in the financial statements and appropriate accounting treatment in accordance with generally accepted accounting policies. As a result, the financial disclosures are not complete at this time and will require additional time to be prepared by the Company and audited and reviewed by its auditors.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     James J. Fahrner                    734                    662-2323
         (Name)                       (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [ ]  Yes       [X]  No

     Form 8-K which includes a description and related pro forma information of the JPE Canada Inc. sale, which occurred on February 8, 1999, will be filed by the registrant concurrently with the Form 10-K.


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X]  Yes       [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     JPE, Inc. will report a loss in excess of $50 million for the year ended December 31, 1998 as compared to a loss of $2.1 million for the year ended December 31, 1997. As reported in JPE, Inc.'s Form 10-Q for the period ended September 30, 1998, the loss for 1998 is partially attributable to the adjustment of the carrying value of its assets for the subsidiaries that filed for bankruptcy. The total amount of adjustments was approximately $28.5 million. In addition, the Company has recorded a loss on the sale of a subsidiary in the amount of $5.2 million. Interest expense is $2.5 million higher in 1998 than in 1997 as a result of JPE, Inc. defaulting on its bank loans. The financial statement presentation will be adjusted to record the financial results of the subsidiaries under court ordered protection on the equity method from the date of the bankruptcy filings. Generally accepted accounting principles do not allow the Company to consolidate these subsidiaries.


                                    JPE, Inc.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   March 30, 1999            By: /s/ James J. Fahrner
                                      ----------------------------------------
                                      James J. Fahrner
                                      Executive Vice President and Chief
                                      Financial Officer (Principal Financial
                                      Officer and Principal Accounting Officer)

Attachment A

Accountant's Statement


JPE, Inc. has not completed the preparation of consolidated 1998 financial statements and related disclosures with sufficient time remaining prior to the filing date for the audit procedures to be completed.